

June 1, 2012

Pieter du Plooy
President
HOMEOWNUSA
112 North Curry Street
Carson City, Nevada 89703

      Re: HOMEOWNUSA
            Amendment No. 7 to Registration Statement on
            Form S-11
            Filed May 8, 2012
            File No. 333-170035

Dear Mr. du Plooy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1. Please note that your tax opinion should clearly opine on your REIT qualification for the relevant taxable year and not just your current status. Please provide an appropriate opinion or advise.

2.   We note your response to comment 2. Please clarify how you determined that needing third party diligence and having to expend travel cost for your officer from South Africa is not disadvantageous compared to a similar company with domestic operations.

Prospectus Cover page

3.   Please revise to provide the Commission legend requested by Item 501(b)(7) of Regulation S-K.

Plan of Distribution, page 36

4.   We note your response to comment 5 that you are registering this offering of shares outside of the United States to provide confidence that this has been "vetted" by the staff. Please note that SEC does not vet, pass judgment, or determine the validity or veracity of your operations and revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

5.   It does not appear that you have removed the list of properties included in this section as indicated in your response to comment 6. Please advise.

6.   We note your response to comment 7. Discuss how you would use an income capitalization valuation if any building acquired has a zero or low occupancy rate. Discuss the speculative nature of relying on "market rents" for a property with low or zero occupancy and the flaw, if any, of relying on the selling agents to provide analysis of prospective properties.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Diane D. Dalmy *(via facsimile)*